

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

FOR IMMEDIATE RELEASE

October 26, 2021

Contact: Katie Bailey
Chief Financial Officer and Treasurer
(740) 376-7138

PEOPLES BANCORP INC. DECLARES
QUARTERLY DIVIDEND

MARIETTA, Ohio - The Board of Directors of Peoples Bancorp Inc. ("Peoples") (Nasdaq: PEBO) declared a quarterly cash dividend of $0.36 per common share on October 25, 2021, payable on November 15, 2021, to shareholders of record on November 8, 2021.

This dividend represents a payout of approximately $10.2 million. Based on the closing stock price of Peoples' common shares of $33.02 on October 22, 2021, the quarterly dividend produces an annualized yield of 4.36%.

Peoples is a diversified financial services holding company that makes available a complete line of banking, trust and investment, insurance, premium financing and equipment leasing solutions through its subsidiaries. Peoples has been headquartered in Marietta, Ohio since 1902. Peoples had $7.1 billion in total assets as of September 30, 2021, and 135 locations, including 120 full-service bank branches in Ohio, West Virginia, Kentucky, Virginia, Washington D.C. and Maryland. Peoples' vision is to be the Best Community Bank in America and is one of only sixteen banks nationwide to be recognized by Forbes in 2021 as a Best-In-State Bank in more than one state.

Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Peoples offers services through Peoples Bank (which includes the divisions of Peoples Investment Services, Peoples Premium Finance and North Star Leasing) and Peoples Insurance Agency, LLC.

END OF RELEASE